Exhibit 99.6

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is a part of the form referred to in item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this form.

RESERVES: Management of Continental Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at June 30, 2012, estimated using forecast prices and costs.

INDEPENDENT QUALIFIED RESERVES EVALUATOR: At such time as reserves are established an independent qualified reserves evaluator shall be appointed to review the Company’s reserves data annually as required. The report of the independent qualified reserves evaluator shall be presented in the form prescribed by Form 51-101F2 and would be filed with securities regulatory authorities concurrently with this Form 51-101F3 report and with Form 51-101F1.

RESERVES COMMITTEE: The board of directors of the Company have established a Reserves Committee consisting of the undersigned directors and officers. At such time as the Company establishes oil and gas reserves it is the duty and responsibility of the Reserves Committee to:

1.	review the Company’s procedures for providing information to the independent qualified reserves evaluator;

2.

meet with the independent qualified reserves evaluator[ to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation and, because of the proposal to change the independent qualified reserves evaluator, to inquire whether there had been disputes between the previous independent qualified reserves evaluator and management; and

3.	review the reserves data with management and the independent qualified reserves evaluator.

OTHER OIL & GAS INFORMATION: The Reserves Committee of the board of directors have reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and have reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee, approved:

1.	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information in accordance with Form 51-101F1;

2.

the lack of need to file a report this year or filing of a “nil” report of the independent qualified reserves evaluator in Form 51- 101F2 due to the fact that the Company is an exploration stage company and as of the date of this report has no reserves; and

3.	the content and filing of this report in Form 51-101F3.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Signed, and dated effective September 10, 2012.

The Reserves Committee:

<< Signed >>	<< Signed >>	<< Signed >>

ANDREW T. ERIKSSON	RICHARD L. McADOO	ROBERT V. RUDMAN
President & COO &	Director & CEO &	Director & CFO &
Member of the	Member of the	Member of the
Reserves Committee	Reserves Committee	Reserves Committee